Exhibit 99.6

PRESS RELEASE                                                                                                                     1st August 2016

L1 wins arbitration proceedings against Cukurova opening way to reinstate corporate governance in Turkcell.

August 01, 2016: LetterOne (L1), the international investment business, headquartered in Luxembourg, today is pleased to announce that an arbitration tribunal in London has dismissed claims against it by Cukurova and Ziraat.

The tribunal - constituted in accordance with the Rules of the London Court of International Arbitration - has upheld L1’s counterclaim that it was entitled to launch a buyout procedure, triggered by the deadlock of corporate governance of Turkcell, and to waive the requirement for Regulatory Approval.

In its award ruling, the tribunal said, “There can be no doubt that [L1] has succeeded in this arbitration”.  It also decided that Cukurova and Ziraat will bear all of the costs of the arbitration together with legal fees.

The tribunal’s decision requires Cukurova to elect, within 60 days, whether to buy L1 shares in Turkcell for $2.7 billion or sell its shares in Turkcell to L1 for $2.8 billion.

If Cukurova fails to elect to purchase L1’s shares within 60 days, it shall be treated as having elected to sell its shares to L1.

LetterOne consists of three groups which target investments in the energy, telecoms and technology and healthcare sectors, where it has world class expertise. It invests through L1 Energy, L1 Technology and L1 Health.

Alexey Reznikovich, L1 Technology's Managing Partner, said:

"We are extremely pleased with the tribunal’s award in London and that they have supported our position.  We have for some time been trying to find a resolution to this decade long deadlock between shareholders so that Turkcell can be managed in a normal way.

It is in the interests of Turkcell - and all shareholders big and small - that all parties now follow and honour this award and do not obstruct the resolution process.

This transaction will allow the reinstatement of good corporate governance at Turkcell and pave the way for the re-election of its Board of Directors, which currently lacks representation of any large shareholder”.

ENDS

Notes to editors

L1 currently has a 13.2 percent stake in Turkcell, while Cukurova has 13.8 percent.

Contact

Stuart Bruseth
L1 Director of Communications
Devonshire House, One Mayfair Place, London W1J 8AJ
0203 8153380
07739 630539